 1-A/A LIVE 0001811743 XXXXXXXX 024-11379 false true false Barrier Homes Inc MN 2017 0001811743 6500 82-1107366 5 10 802 22ND AVE S MOORHEAD MN 56560 701-238-4140 Randall Boe Other 7627.00 211255.00 337833.00 958769.00 1514733.00 1140779.00 0.00 1140779.00 373054.00 1514733.00 60048.00 52421.00 0.00 7627.00 0.00 0.00 Common Stock 200000000 None None None 0 0 true true false Tier1 Unaudited Debt N N N Y N N 20000 0 1000.0000 20000000.00 0.00 0.00 0.00 20000000.00 20000000.00 false true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true